Exhibit 12.1
Calculation for Ratio of Earnings to Fixed Charges
IFRS (£M)

	H1 2006	2005	2004
Total Earnings	260.7	558.8	449.2
pre tax income from continuing operations	193.6	429.3	347.3
fixed charges	67.1	129.5	101.9

Total fixed charges	67.1	129.5	101.9
interest expense (including amortized premium)	62.0	119.0	92.2
interest capitalized	0.0	0.0	0.0
estimate of the interest within rental expense	5.1	10.5	9.7

RATIO	3.9	4.3	4.4
US GAAP (£M)

	2005	2004	2003	2002	2001
Total Earnings	499.6	46.7	389.3	489.9	516.2
pre tax income from continuing operations	370.1	-55.2	266.6	357.9	327.2
fixed charges	131.7	104.0	122.7	132.0	189.0
interest capitalized	-2.2	-2.1	0.0	0.0	0.0

Total fixed charges	131.7	104.0	122.7	132.0	189.0
interest expense (including amortized premium)	119.0	92.2	102.4	114.4	170.8
interest capitalized	2.2	2.1	0.0	0.0	0.0
estimate of the interest within rental expense	10.5	9.7	20.3	17.6	18.2

RATIO	3.8	0.4	3.2	3.7	2.7